UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34800 / January 10, 2023

In the Matter of

Monroe Capital Corporation
Monroe Capital Income Plus Corporation
Monroe Capital BDC Advisors, LLC
Monroe Capital Management Advisors, LLC
Monroe Capital Asset Management LLC
Monroe Capital Management LLC
Monroe Capital CLO Manager LLC
Monroe Capital CLO Manager II LLC
Monroe Capital Partners Fund Advisors, Inc.
Monroe Capital Partners Fund II Advisors Inc.
MRCC Holding Company I, LLC
MRCC Holding Company II, LLC
MRCC Holding Company III, LLC
MRCC Holding Company IV, LLC
MRCC Holding Company V, LLC
MRCC Holding Company VI, LLC
MRCC Holding Company VII, LLC
MRCC Holding Company VIII, LLC
MRCC Holding Company IX, LLC
MRCC Holding Company X, LLC
MRCC Holding Company XI, LLC
MRCC Holding Company XII, LLC
MRCC Holding Company XIII, LLC
MRCC Holding Company XIV, LLC
MRCC Holding Company XV, LLC
MRCC Holding Company XVI, LLC
MRCC Holding Company XVII, LLC
MRCC Holding Company XVIII, LLC
MRCC Holding Company XIX, LLC
MRCC Holding Company XX, LLC
MC Income Plus Financing SPV LLC
Monroe Capital Income Plus ABS Funding, LLC
MCIP Holding Company I, LLC
MCIP Holding Company II, LLC
MCIP Holding Company III, LLC

MCIP Holding Company IV, LLC
MCIP Holding Company V, LLC
MCIP Holding Company VI, LLC
MCIP Holding Company VII, LLC
MCIP Holding Company VIII, LLC
MCIP Holding Company IX, LLC
MCIP Holding Company X, LLC
MCIP Holding Company XI, LLC
MCIP Holding Company XII, LLC
MCIP Holding Company XIII, LLC
MCIP Holding Company XIV, LLC
MCIP Holding Company XV, LLC
MCIP Holding Company XVI, LLC
MCIP Holding Company XVII, LLC
MCIP Holding Company XVIII, LLC
Monroe (NP) U.S. Private Debt Fund LP
Monroe Capital Fund SCSp SICAV-RAIF - Private Credit Fund (Marsupial)
Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III
Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III (Unleveraged)
Monroe Capital CLO 2014-1. Ltd.
Monroe Capital MML CLO 2016-1, Ltd.
Monroe Capital MMML CLO 2017-1, Ltd.
Monroe Capital MML CLO VI, Ltd.
Monroe Capital MMML CLO VII, Ltd.
Monroe Capital MML CLO VIII, Ltd.
Monroe Capital MML CLO IX, Ltd.
Monroe Capital MML CLO X, LLC
Monroe Capital MML CLO XI, Ltd.
Monroe Capital MML CLO XII, Ltd.
Monroe Capital MML CLO XIII, LLC
Monroe Capital MML CLO XIV, Ltd.
Monroe Capital MML CLO XV, Ltd.
Monroe Capital Opportunistic Private Credit Master Fund SCSp
Monroe Capital Opportunistic II Private Credit Master Fund SCSp SICAV-RAIF
Monroe Capital Partners Fund II, LP
Monroe Capital Partners Fund, L.P.
Monroe Capital Private Credit Fund 559 LP
Monroe Capital Private Credit Fund I LP
Monroe Capital Private Credit Fund II (Unleveraged Offshore) LP
Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP
Monroe Capital Private Credit Fund II (Unleveraged) LP
Monroe Capital Private Credit Fund II LP
Monroe Capital Private Credit Fund III (Unleveraged) LP
Monroe Capital Private Credit Fund III LP
Monroe Capital Private Credit Fund L LP
Monroe Capital Private Credit Fund VT LP

Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp
Monroe Capital Private Credit Master Fund IV SCSp
Monroe Capital Private Credit STARR (Unleveraged) Master Fund 1 LP
Monroe Capital Private Credit STARR Fund 1 LP
Monroe Capital Private Credit Versailles Master Fund SCSp SICAV-RAIF
Monroe Opportunistic Fund GG, LLC
Monroe Private Credit Fund A LP
Monroe FCM Direct Loan Fund, LP
Monroe Capital Fund O, LLC
Monroe Capital Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
Panther Lender MRCC BDC, LLC
Panther Lender MCIP BDC LLC.

311 South Wacker Drive, Suite 6400
Chicago, IL 60606

(812-15388)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Monroe Capital Corporation, et al. filed an application on September 26, 2022, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On December 8, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34769). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Monroe Capital Corporation, et al. (File No. 812-15388) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary